UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Information to Be Included in Statements Filed Pursuant
to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to Rule 13d-2
(Amendment No. 3)*

NeuLion, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

64128J101
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64128J101

1.	Names of Reporting Persons G. Scott Paterson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 10,167,790 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 10,167,790 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,167,790 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.2% (2)

12.	Type of Reporting Person (See Instructions) IN

(1) At December 31, 2012, Mr. Paterson beneficially owned 8,695,290 shares of common stock of the issuer (“Common Stock”), held directly, 625,000 shares of Common Stock, held indirectly through companies he controls, and had the right to acquire beneficial ownership of 847,500 shares of Common Stock within 60 days of December 31, 2012 through the exercise of warrants held by Mr. Paterson and his affiliated entities.

(2) Based on 163,967,804 shares of Common Stock issued and outstanding as of November 2, 2012, as reported in the issuer’s Quarterly Report on Form 10-Q, dated November 8, 2012.

Item 1.
(a)	Name of Issuer NeuLion, Inc.
(b)	Address of Issuer’s Principal Executive Offices 1600 Old Country Road, Plainview, New York 11803

Item 2.
(a)	Name of Person Filing G. Scott Paterson
(b)	Address of Principal Business Office or, if None, Residence 1600 Old Country Road, Plainview, New York 11803
(c)	Citizenship Canadian
(d)	Title of Class of Securities Common Stock, $0.01 par value
(e)	CUSIP Number 64128J101

Item 3.	Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)
Amount beneficially owned:
10,167,790 shares (consists of (i) 8,695,290 shares of Common Stock, held directly, (ii) 375,000 shares of Common Stock, held indirectly through Patstar Inc., a company controlled by Mr. Paterson, (iii) 250,000 shares of Common Stock, held indirectly through G. Scott Paterson Inc., a company controlled by Mr. Paterson, and (iv) warrants to purchase an aggregate of 847,500 shares of Common Stock, held directly and through Patstar Inc. and G. Scott Paterson Inc.). At December 31, 2012, Mr. Paterson held warrants to purchase an aggregate of 847,500 shares of Common Stock, all of which were exercisable within 60 days of December 31, 2012.

	(b)	Percent of class: 6.2%
	(c)	Number of shares as to which the person has:
(i)
Sole power to vote or to direct the vote
10,167,790 shares (consists of (i) 8,695,290 shares of Common Stock, held directly, (ii) 625,000 shares of Common Stock, held indirectly, and (ii) warrants to purchase an aggregate of 847,500 shares of Common Stock, held directly and indirectly).

(ii) Shared power to vote or to direct the vote 0
(iii)
Sole power to dispose or to direct the disposition of
10,167,790 shares (consists of (i) 8,695,290 shares of Common Stock, held directly, (ii) 625,000 shares of Common Stock, held indirectly, and (ii) warrants to purchase an aggregate of 847,500 shares of Common Stock, held directly and indirectly).

(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certification: Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2013
(Date)
/s/ G. Scott Paterson
(Signature)
G. Scott Paterson
(Name)